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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2005


                              AETERNA ZENTARIS INC.
                   ------------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F        Form 40-F    X
                                ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                            Yes       No   X
                                -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______





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                                 DOCUMENTS INDEX
                                 ---------------

Documents Description
---------------------



------------ ------------------------------------------------------------------
1. Press release dated April 14, 2005 -AEterna Zentaris to Present Exciting New Data on Impavido(R) at the Third World Conference on Leishmaniasis
-------------------------------------------------------------------------------




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                                                            [AETERNA ZENTARIS]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                                 PRESS RELEASE
                                                         For immediate release



AETERNA ZENTARIS TO PRESENT EXCITING NEW DATA ON IMPAVIDO(R)
AT THE THIRD WORLD CONFERENCE ON LEISHMANIASIS


QUEBEC CITY, CANADA, APRIL 14, 2005 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) announced that it will host a satellite symposium at the Third World Conference on leishmaniasis held in Palermo, Sicily, Italy later today. As part of the symposium, new data on safety and efficacy of Impavido(R) (miltefosine), the first orally-administered, breakthrough therapy for both visceral and cutaneous forms of leishmaniasis, a severe parasitic disease second only to malaria, will be presented.

The satellite symposium will be chaired by Professor Henry W. Murray, from Cornell University, New York, NY, USA, who will give a brief overview of the development program. Professor Shyam Sundar, from Varanasi University, India, a world leading expert in leishmaniasis and clinical investigator of all studies that eventually led to the approval of Impavido(R) in India, will summarize the clinical studies and share his experiences gained in the first post-marketing (Phase IV) study with Impavido(R).

Dr. Sujit Bhattachariya, Head of the Indian Council of Medical Research (ICMR) Kala Azar-Center in Patna, India, will present details on the Phase IV study which involved more than 1,100 patients in 13 clinics and was co-sponsored by the ICMR and the WHO (World Health Organization). This study, the first in which the medication was taken by the patients in a domestic setting and not under the direct observation in hospitals, serves as feasibility test for the planned field use of the drug in future leishmaniasis control programs. Safety and efficacy of earlier studies were impressively confirmed. With even fewer cases of vomiting and diarrhoea being reported compared with earlier studies, tolerability did not present any problem for treatment compliance.

Dr. Jaime Soto from Bogota, Colombia, will present a summary of the trial data for cutaneous leishmaniasis which led to the approval of Impavido(R) in Colombia. He will also report on very encouraging results from a Bolivian study run in cooperation with the University of La Paz in patients suffering from mucocutaneous leishmaniasis, a form of the disease potentially leading to major disfigurements. In this ongoing study, about 90% of the patients showed at least a major improvement of their mucocutaneous lesions and - importantly and unexpectedly - so far, no patient showed a progression of the disease. The study was initiated as a randomized controlled study with amphotericin B as reference treatment. However, with study participants reporting treatment failures when receiving amphotericin B compared with responses for the



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                                                            [AETERNA ZENTARIS]


much more convenient and less painful treatment with Impavido(R), study candidates increasingly refused being allocated to the reference treatment. Eventually, the control arm had to be closed for entry of new patients.

Dr. Olga Zerpa, from the Instituto de Biomedicina in Caracas, Venezuela, will report about therapeutic results of Impavido(R) in another difficult to treat form of leishmaniasis, so-called diffuse cutaneous leishmaniasis. This spreading form of the disease is associated with an inability of the body to maintain a durable immune control over parasites that usually persist any anti-infective treatment. Affected patients require lengthy treatment and often also repetitive treatment courses, similar to HIV-co-infected patients.

In absence of effective treatment, patients suffering from diffuse cutaneous leishmaniasis and the related disfiguring skin abnormalities are often banned from public life. In a first set of 12 patients, treatment with Impavido(R) showed rapid improvement taking into account that treatment beyond four weeks was required to clear the skin from parasites. Following 60 and 75 days of treatment the skin of 83% and 100% of patients, respectively, was free of detectable parasites.

"The combined set of data presented at this leading conference on leishmaniasis strongly validates the unique advantages of Impavido(R) in fighting all different forms of this dreadful disease", says Prof. Jurgen Engel, Executive Vice President Global R&D and Chief Operating Officer at AEterna Zentaris. "We have selected - committed to cure - as our Company mission statement. Today, we are proud to deliver on this promise with Impavido(R)."


ABOUT LEISHMANIASIS

Leishmaniasis is a severe tropical disease, second only to malaria. Transmitted by sand flies, leishmaniasis affects millions of people and is, according to the World Health Organisation, endemic in 88 countries throughout the world with nearly 350 million people at risk. It is estimated that 12 million people currently suffer from this disease with 1-1.5 million new cases reported annually.

Symptoms of the visceral form of the disease include fever, spleen and liver enlargement, blood deficiencies, bleeding of mucous membranes, and severe weight loss. If left untreated, visceral leishmaniasis can lead to death within 0.5-2 years. The cutaneous form of leishmaniasis, although not deadly, is a chronic, severely disfiguring condition.


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostate hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.


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                                                            [AETERNA ZENTARIS]



AEterna Zentaris owns 50.7% of Atrium Biotechnologies Inc. (ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             -----------------------


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

MEDIA RELATIONS

Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS

Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE

Matthias Seeber

+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------




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                                    SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AETERNA ZENTARIS INC.


Date:  April 14, 2005         By: /s/Mario Paradis
---------------------            -----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary